Exhibit 99.1

BCE recommends shareholders reject TRC Capital’s below-market “mini-tender offer”

MONTRÉAL, July 1, 2024 – BCE Inc. (TSX, NYSE: BCE) has received notice of an unsolicited mini-tender offer made by TRC Capital Investment Corporation (TRC Capital) to purchase up to 2,500,000 BCE common shares, or approximately 0.3% of the company’s outstanding common shares, at a below-market price of C$43.40 per share. BCE does not endorse this unsolicited offer, has no association with TRC Capital or its offer, and recommends that shareholders do not tender their shares to this unsolicited mini-tender offer.

BCE cautions shareholders that the mini-tender offer has been made at a price below market price for the BCE common shares. TRC Capital’s unsolicited offer price of C$43.40 per share represents a discount of approximately 4.43% and 4.44%, respectively, to the closing price of the BCE common shares on the Toronto Stock Exchange and the New York Stock Exchange on June 24, 2024, the last trading day before the mini-tender offer was commenced.

Shareholders are urged to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s unsolicited offer. According to TRC Capital’s offer documents, BCE shareholders who have already tendered their shares can withdraw their shares at any time before 11:59 p.m. (Toronto time) on July 25, 2024 by following the procedures described in the offer documents.

TRC Capital has made similar unsolicited mini-tender offers for shares of other public companies in Canada and elsewhere. Mini-tender offers are designed to avoid investor protections such as disclosure and procedural requirements applicable to most take-over bids and tender offers under Canadian and U.S. securities laws. The Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) have expressed concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC states that “bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” The SEC has published investor tips about mini-tender offers, which can be found on its website at www.sec.gov/investor/pubs/minitend.htm.

Brokers, dealers and other market participants are encouraged to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission website at http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

BCE requests that a copy of this news release be included in any distribution of materials relating to TRC Capital’s mini-tender offer for BCE common shares.

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About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca

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